Filed by GTECH S.p.A.

pursuant to Rule 425 under  the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities and Exchange Act

Subject Company: GTECH S.p.A.; International Game Technology

Filer's SEC File No.: 333-146050

Date: March 25, 2015

Creating the world’s leading gaming company Roadshow March – April, 2015

Forward-looking Statements Cautionary Statement Regarding Forward-Looking Statements This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning GTECH, IGT, and International Game Technology PLC (“NewCo”) the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of GTECH, NewCo and IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, "shall", "continue", “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s registration statement on Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH or NewCo, or persons acting on their behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Cautionary Statement Regarding Projections This communication contains certain projections, particular on slides 16, 17, 18, and 19. These projections were compiled by a third-party research service, are forward-looking, are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of GTECH and its management, and are based upon third-party assumptions with respect to future decisions, which may be inaccurate and/or subject to change. GTECH does not publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, GTECH does not endorse these projections as a reliable indication of future results and the inclusion of this information should not be regarded as an indication that GTECH considers them to be necessarily predictive of actual future results. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Forward-looking Statements Important Information for Investors and Shareholders This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo has filed with the SEC a registration statement on Form F-4, which was declared effective on 2 January 2015 (file number 333-199096), which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “International Game Technology PLC”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo). Italian CONSOB Regulation No. 17221 Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a subsidiary of GTECH. The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors. The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders on November 4, 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms. Participants in the Distribution IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended 27 September 2014 and its Proxy Statement on Schedule 14A, dated 24 January 2014, which are filed with the SEC.

Strong competitive positions across market segments #1 global lottery business(1) #1 global gaming equipment company(2) Leading provider for social and real-money interactive gaming Balanced business Wide geographical reach Diversified by product line across B2B and B2C Stable and resilient business model Robust recurring revenue base (1) Source: Management estimates based on La Fleur 2014 World Lottery Almanac, based on revenues for 2013. (2) Source: Companies' public filings. Scaled to lead the industry with a complementary portfolio Leader by revenue, enterprise value, profitability and R&D budget The global leader in gaming

GTECH IGT Best-in-class B2B and B2C offerings

Scaled to lead the industry 2014A Revenue(1) Enterprise Value(2) Source: Company filings. Enterprise values based on Bloomberg as of March 11, 2015. Note: Excludes land based casinos and pure interactive players. (1) All revenue figures represent CY 2014, based on actual financials, calendarized as of December 2014. (2) Based on share prices as of March 11, 2015. EV combined calculated as current GTECH share price multiplied by pro-forma number of shares plus pro-forma net debt. (3) LTM as of September. (4) Pro-forma for the VGT acquisition. Calculated as September LTM Aristocrat revenue + December 2013 VGT revenue. (in $B) (in $B) GTECH IGT (3) (3) (4)

Source: Company filings. (1) Pro-forma for the VGT acquisition. Calculated as September LTM Aristocrat figures + December 2013 VGT figures. (2) LTM as of September. (2) (2) (1) 2014A EBITDA margin vs. peers Industry-leading profitability

(in $M) Source: Annual reports. Note: Excluding Casino land based operators and "pure interactive" operations; SGMS include SGI + Bally + WMS. Exchange rate 1,25 €/$, 0,92 AUD/USD. (1) Based on FY14 results. Research & Development expenses from Profit & Loss Accounts. (2) SGMS based on Q4 2014 and Full-Year proforma results. (3) Intralot based on FY13 results. 2014A R&D expenses(1) (2) (3) Industry leader in R&D

#1 in Gaming Machines (1) Source: Companies' public filings. (2) Source: ADM, Organizzazione, attività e statistica Anno 2013. (3) Eilers report, participant survey – Q4 2014. North America #1 gaming equipment company with leading casino and VLT presence(1) Italy # 1 in VLT and AWP market with 29% and 18% share, respectively(2) Premier content library Wheel of Fortune most successful slot title of all time 4 out of the 10 top-performing Premium Leased Games from GTECH and IGT(3) Leading provider of casino management and VLT systems Premium customer base, deep relationships across all segments Commercial casinos World Lottery Association (WLA) / Government Sponsored

#1 in Lottery (1) Management estimates based on La Fleur 2014 World Lottery Almanac. (2) Including District of Columbia. Market leader in Italy 92% market share based on wagers(1) Market leader in US 79% market share in wagers(1) 38 out of 45 state lotteries served in the US(2) Long-standing, deep relationships with largest lottery operators (NY, CA, and TX) International Long-term partners of leading EU / Latin American lotteries Serving 27 national lotteries (UK, Finland, Poland, Czech, Mexico, Colombia) 12% market share in instant ticket printing(1) Growing market participation

Leading provider of social & interactive gaming

Social


GIFT SPIN

Interactive



Social

DoubleDown:

- One of the world's largest social casinos[(1)]
- #1 grossing app on Facebook[(1)]

Interactive

Italy:

- Leading position with 15% market share[(2)]

North America:

- Leading iLottery provider in the US
- Leading iGaming provider for WLA clients in Canada
- Innovative mobile sports betting and casino games agreement with MGM

Greece:

- Awarded contract by OPAP to supply live betting services

(1) Source: Eilers Research, for the period Q4 2014.
(2) Source: ADM, Organizzazione, attività e statistica Anno 2013.

11

Note: Assuming an exchange rate of $1 per €0.752 for the twelve months ended December 31, 2014. 2014A Revenues Geographically well balanced GTECH IGT Combined $6.0B

Note: Assuming an exchange rate of $1 per €0.752 for the twelve months ended December 31, 2014. Diversified product mix B2C B2B Lottery 20% 18% Gaming 12% 34% Interactive 7% 2% TOTAL 46% 54% 2014A Revenues GTECH IGT Combined Lottery: free cash flow increasing progressively along the value chain B2B System Installation & Support Software Design & Development Content Development & Market Research Business Operations Infrastructure Development B2C

Note: Assuming an exchange rate of $1 per €0.752 for the twelve months ended December 31, 2014. (1) Denotes the weighted average remaining contract length for GTECH’s top 10 contracts by revenue for 2014A . Stable and resilient business model 2014A Revenues GTECH IGT Combined Weighted-average remaining contract length: 4.6 years(1) Recurring revenue business: gaming operations, systems and social gaming High cash flow visibility

Market Trends & Growth Opportunities

(1) Gross Gaming Yield (GGY), consumer spending on gaming (amounts wagered less payout). Includes land-based + total interactive (onshore and offshore). Source: H2GC Global Summary, March 2015. 294 314 326 338 349 360 372 386 399 2010-14 2014-18 CAGR +2% +2% +1% +2% +10% +5% +2% +3% CAGR: +4% CAGR: +3% Global Gaming Market GGY(¹) Evolution (€B) Governments stimulate growth, broaden regulation Initiatives to drive Same-Store Sales (SSS) Outsourcing of lottery operations Casino and VLT expansion Regulated markets driving Interactive growth Steady global gaming market growth

Gaming machine industry



Global Casino B2B Market 2010-2018 (€B)
CAGR
2010-14 2014-18
CAGR: +5%
CAGR: +3%
4.2
4.4
4.8
5.2
5.3
5.2
5.5
5.7
5.9
+1% +2%
+5% +4%
+7% +3%
10 11 12 13 14 15E 16E 17E 18E
Product Sales
Recurring
Systems

Source: Eilers Research, Q3/Q4 reports.

GTECH Achievements

- Spielo acquisition and turnaround
- Track record of successful execution in Italian and Canadian markets (25% and ~40% market share, respectively)
- Growing presence in US casino market (e.g., Sphinx, Zuma)

Areas of Focus

- Reposition IGT for long-term growth and market share gains
- Improve game performance through focused R&D investments
- Expand international presence
- Strengthen competitive position in systems

17

Global lottery market Distinctive position covering the entire value chain, commanding higher margins Demonstrated success in leveraging innovation across the world Talent pool deployment on global basis GTECH Achievements Areas of Focus Secure renewal of Italian Lotto Same-store sales growth initiatives Pursue private management agreements Global Lottery Market GGY(¹) 2010-2018 (€B) 2010-14 2014-18 CAGR +3% +2% +0% +2% +9% +4% +4% +3% 85 90 93 96 100 103 106 109 113 CAGR: +4% CAGR: +3% (1) Gross Gaming Yield (GGY), consumer spending on gaming (amounts wagered less payout). Includes land-based + total interactive (onshore and offshore). Source: H2GC Global Summary, March 2015.

Interactive gaming market Source: H2GC Global Summary, March 2015; includes regulated and unregulated markets. 22 23 25 27 30 32 35 39 43 Regulated 33% 36% 37% 38% 41% 43% 46% 49% 51% CAGR: +8% CAGR: +9% +37% +25% +3% +1% 2010-14 2014-18 CAGR Leader in Italy, one of the world’s most competitive markets Open platform to third-party content and systems Competitive position in mobile reinforced with Probability acquisition GTECH Achievements Areas of Focus DoubleDown global expansion, leveraging GTECH technology and market presence Pursue iGaming opportunities with WLA and commercial operators (e.g., Ontario, MGM) iLottery expansion to attract next generation of players Interactive Gaming Market GGY 2010-2018 (€B)

Strategy aligned to key market trends Industry-leading technology Distinctive market strategy Content is paramount Multi-channel offering to meet player demand

Content portability across multiple product segments and channels Multi-channel offering to meet player demand Opportunity to extend gaming experience for existing players Social and interactive channels attract next generation of players

Content is paramount Market recognizes value of premium content Diversified portfolio to meet multi-faceted player demands Successful partnerships with entertainment brands and celebrities

Industry-leading technology Enable all platforms to share content, player data, channels, payment tools Payment Services (owned & third parties) Verification Services Regulatory Control Systems Third parties: content, customer base, game engines Retailers Players Internet Point of Sale Venue Mobile SmartTV Core Platform Lotteries Scratch & Win Poker Casino Gaming Sports Betting PLAYERS CRM RETAILERS CRM

Distinctive market strategy

- Strong customer relationships, reinforced through local market presence, support cross-selling opportunities and business development initiatives
- Single point-of-contact providing each customer with full product offering



LOW FREQUENCY AND STAKES GAMES
Traditional Lottery
Scratch Cards
Sports Betting
Gaming Machines
Interactive Gaming
HIGH ENTERTAINMENT, FREQUENCY, PAYOUT AND STAKES GAMES
Illustrative Market
GOVERNMENT REGULATES GAMING
Lotto Nationalized
1863
Track Betting
1942
Limited Casino
1980
Lotto Concession to LTM
1993
Sports Bets Regulated
1998
AWP Regulated
2002
VLT and Interactive
2009
Lottery games
1960's
Casinos
Mid-1980's
VLTs
Late 1980's
Interactive
Early 2000's

24

World-class management team



CEO
Marco Sala
London

Business



North America Gaming & Interactive
Renato Ascoli
Las Vegas



North America Lottery
Michael Chambrello
Providence



International
Walter Bugno
London



Italy
Fabio Cairoli
Rome

Corporate



CFO
Alberto Fornaro
London, Providence



Human Resources & Corp. Comms
Bob Vincent
Providence



Government Relations
Don Sweitzer
Providence

Key Accomplishments

Growth track record
- Uninterrupted growth over past 10 years; 17% CAGR in EBITDA

Innovation
- Created world's largest instant ticket lottery

Integration
- GTECH and Lottomatica

Turnaround
- Spielo gaming machine business

Cost management
- Exceeded synergy targets of 2013 corporate reorganization

Financial discipline
- Achieved three-year deleveraging target in 2012, one year ahead of schedule

25

Financial Highlights

Successful GTECH track record EBITDA is defined as net income before income tax expense, interest expense, interest income, depreciation and amortization. Free cash flow defined as cash from operations less capital expenditures. Revenue EBITDA(1) Cash from Operations Free Cash Flow(2) +7% CAGR +7% CAGR +7% CAGR +22% CAGR (€M) - IFRS (€M) - IFRS (€M) - IFRS (€M) - IFRS

Combined financials (1) GTECH results translated from € into $ assuming an exchange rate of $1 per €0.752. (2) Combined figures derived by adding GTECH’s 2014A results with IGT 2014A results. GTECH results translated from € into $ assuming an exchange rate of $1 per €0.752 for the twelve months ended December 31, 2014. (3) Adjusted EBITDA is defined as EBITDA before restructuring costs, impairment loss, foreign currency income and losses, and other unusual items GTECH + IGT 2012A 2013A 2014A 2012A 2013A LTM Dec-14A LTM Dec-14A Combined (2) Revenues 4,088 4,071 4,080 2,151 2,342 1,968 6,048 Adj. EBITDA (3) 1,371 1,378 1,433 723 747 606 2,039 % Margin 34% 34% 35% 34% 32% 31% 34% Capex 340 477 338 209 128 88 426 % Revenues 8% 12% 8% 10% 5% 4% 7% Adj. EBITDA-capex 1,031 901 1,096 514 619 518 1,613 % Margin 25% 22% 27% 24% 26% 26% 27% ($M, equivalent) (1) ($M) ($M)

Industrial Efficiencies c.$85 million c. 6% Overlapping Corporate Activities c.$125 million c. 15% Optimize R&D Spend c.$20 million c. 7% Natural Revenue Enhancements Italy sales c.$50 million Cross selling Mobile exploitation Total c.$280 million Achievable synergies driving value % of Relative Base(1) EBITDA Impact(1) $80-90 million over first two years Funded through sale of selected assets Timing of Cost Synergies Integration Costs (1) Estimated synergies expected to be achieved by 2018 (excluding any non-recurring integration costs). Addressable cost base defined as cash cost only relative to gaming and interactive business for industrial efficiencies and R&D spending; for corporate and support activities considered full SG&A costs. . Annualized run rate of two-thirds of target achieved in first 12 months Total synergies expected by year three

Disciplined financial management Transition to quarterly dividends; annual dividend in line with GTECH historical level Dividend Payments Cash flow from operations will be dedicated to: Renewal of existing contracts, including Lotto in Italy Debt repayment Dividend payments New growth opportunities Uses of Cash Flow Focus on successful combination and integration with IGT Organic growth through disciplined capital allocation, targeting minimum return on investment based on financial and operating risk Growth Opportunities Focus on medium-term deleveraging Target of approximately 4.0x or below (net debt to adjusted EBITDA ratio) Continued diversification of funding sources by type; proactive management of debt and credit line maturities Deleverage

2015: building for the future

Focus on integration	Integrating, streamlining and reengineering business processes is expected to lead to: • Achieving cost synergies • Strong foundation for intermediate and long-term growth
2015 market outlook	• Stable GTECH operating environment • Sustained pressure on IGT business • FX headwinds • Combined 2015 guidance no later than Q2 15 results
Capex	• Maintenance capex historically €170-€220 million for GTECH • IGT capex historically \$60-\$100 million • 2015 / 2016 / 2017 also impacted by Italian Lotto renewal (€350m / €250m / remainder)

31

Investment highlights Resilient business model with balanced geographical and product portfolio Scaled to lead the industry in all gaming market segments Disciplined cost and capex management; significant, achievable synergies End-to-end lottery and gaming solutions across the value chain Global management team with solid industry credentials and integration expertise Cutting-edge content and technology driven by culture of innovation

[LOGO]

Appendix

Lotto wagers had been showing decreasing trend until 2010 which has been reverted by the introduction of 10eLOTTO Lotto & 10eLOTTO wagers trend (29%) +30% 10eLOTTO launch (in €B)

From scratch & win to “Gratta e Vinci” From a «dead» business to a successful case history Managed by the Italian State Managed by Lottomatica/GTECH Mgnt AAMS Mgnt AAMS Mgnt AAMS Mgnt AAMS Mgnt AAMS (Wagers in €M)

Italian Market Resilience Source: ISTAT report (March 3, 2014). (1) After €30m AWP litigation settlement. 1 (1) Despite economic recession, Italian business has increased profitability for each of the last 3 years Personal Consumption (%) GTECH Italy

Global lottery market Lottery GGY per Capita vs. GGY / GDP (% – 2013)